UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

D&S's Profits Increased 50.4% During the First Half of 2007

- Profits amounting to Ch$21,299 million (US$40.4 million) are mainly due to the 31.7% improvement in operating income. At the same time, the Company's EBITDA increased 17.7%, equivalent to 7.6% of revenues

SANTIAGO, Chile, Aug. 9 /PRNewswire-FirstCall/ -- During the first half of 2007 D&S, the main supermarket chain in Chile, showed net profits of Ch$21,299 million (US$40.4 million), representing a 50.4% growth over results for the same period in 2006.

This increase is explained by the 5.5% increase in revenues compared to the previous year, amounting to Ch856,301 million (US$1,625.3 million) and by the 31.7% improvement in operating income, amounting to Ch$37,714 million (US$71.6 million).

"The significant increase in D&S's profits is manly due to the 3.6% nominal increase in same store sales (SSS), in addition to the opening of 13 new LIDER stores and a 38.5% increase in revenues at PRESTO financial division in comparison with the same period of 2006, amounting to Ch$54,111 million (US$102.7 million)," explained the Company CFO, Mr. Alejandro Droste.

With regards to operating profit, Droste said, the improvement came from the selling and administrative expenses reduction at the supermarket division due to the implementation of the Operational Excellence focused on maximizing efficiencies throughout the Company, especially the LIDER retail division.

Compared to the closing of the first half of 2006, 13 new stores have been opened -- 5 Hiper by LIDER hypermarkets and 8 Express by LIDER supermarkets -- resulting in a 6.5% increase in sales area, which currently totals 476,720 square meters. Out of these 13 stores, 4 were opened during the month of June 2007, hence their scarce contribution to the total sales increase for the period. In addition to the LIDER openings, 19 Ekono discount stores have been opened as of today. However, their impact on consolidated Company sales is still marginal, Droste remarked.

The Company's EBITDA increased by 17.7%, amounting to Ch$65,364 million (US$124.1 million) compared to the first half of 2006. EBITDA margin for the period was equivalent to 7.6% of revenues, which compares favorably to the 6.8% EBITDA margin shown in the same period the previous year.

As of today, D&S has 33 hypermarkets and 28 compact hypermarkets Hiper by LIDER, 45 supermarkets Express by LIDER, 19 Ekono discount stores and 9 shopping centers.

Consolidated Results Period January-June
	2007
	Ch$ millions	US$ millions	%of Rev.

Sales	703,713	1,335.7	82.2%
Other Income	152,588	289.6	17.8%
Net revenues	856,301	1,625.3	100.0%
Cost of sales	609,726	1,157.3	71.2%
Gross Income / Margin	246,575	468.0	28.8%
Recurring Operating Expenses	180,833	343.2	21.1%
Start-up Expenses	378	0.7	0.0%
Total Operating Expenses (SG&A)	181,210	343.9	21.2%
EBITDA	65,364	124.1	7.6%
Depreciation	27,650	52.5	3.2%
Total Operating Expenses	208,860	396.4	24.4%
Operating Income	37,714	71.6	4.4%
Financial Expenses	(10,891)	(20.7)	-1.3%
Other Non-operating Income
(Expenses)	(591)	(1.1)	-0.1%
Monetary Correction	(449)	(0.9)	-0.1%
Non-Operating Income	(11,931)	(22.6)	-1.4%
Income before Tax	25,783	48.9	3.0%
Income Tax	(4,502)	(8.5)	-0.5%
Minority Interest	17	0.0	0.0%
Income	21,299	40.4	2.5%
Amortization of Goodwill	-	-	0.0%
Net Income	21,299	40.4	2.5%

Consolidated Results Period January-June
	2006
				Change
	Ch$ millions	US$ millions	% of Rev.	% YoY
Sales	679,532	1,289.8	83.7%	3.6%
Other Income	132,259	251.0	16.3%	15.4%
Net revenues	811,791	1,540.8	100.0%	5.5%
Cost of sales	585,293	1,110.9	72.1%	4.2%
Gross Income / Margin	226,498	429.9	27.9%	8.9%
Recurring Operating Expenses	170,362	323.4	21.0%	6.1%
Start-up Expenses	597	1.1	0.1%	-36.7%
Total Operating Expenses (SG&A)	170,959	324.5	21.1%	6.0%
EBITDA	55,539	105.4	6.8%	17.7%
Depreciation	26,895	51.0	3.3%	2.8%
Total Operating Expenses	197,854	375.5	24.4%	5.6%
Operating Income	28,644	54.4	3.5%	31.7%
Financial Expenses	(11,224)	(21.3)	-1.4%	-3.0%
Other Non-operating Income (Expenses)	174	0.3	0.0%	-439.3%
Monetary Correction	(71)	(0.1)	0.0%	534.5%
Non-Operating Income	(11,120)	(21.1)	-1.4%	7.3%
Income before Tax	17,524	33.3	2.2%	47.1%
Income Tax	(3,385)	(6.4)	-0.4%	33.0%
Minority Interest	19	0.0	0.0%	-9.2%
Income	14,158	26.9	1.7%	50.4%
Amortization of Goodwill	-	-	0.0%
Net Income	14,158	26.9	1.7%	50.4%

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at June 30, 2007 and converted into dollars using the observed exchange rate for the same date (1US$=Ch$526.86).

For further information, please contact:
Alejandro Droste, Chief Financial Officer: adroste@dys.cl
Phone: 56-2-484 7750
Loreto Bradford, Investor Relations Officer: lbradford@dys.cl
Phone: 56-2-484 7757

SOURCE Distribucion y Servicio D&S S.A.
-0-         08/09/2007
/CONTACT: Alejandro Droste, Chief Financial Officer, +011-56-2-484-7750, adroste@dys.cl, Loreto Bradford, Investor Relations Officer,
+011-56-2-484-7757, lbradford@dys.cl, both of D&S/
/First Call Analyst: /
/FCMN Contact: lbradford@dys.cl /
/Web site: http://www.dys.cl /
(DYS)

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste Bertolo
Alejandro Droste Bertolo
Chief Financial Officer

Dated: August 09, 2007